UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company)

KLM ROYAL DUTCH AIRLINES

(Name of Person Filing Statement)

Common shares, par value €2 per share
(Title of Class of Securities)

482516309
(CUSIP Number of Class of Securities)

Jan Ernst de Groot
KLM Royal Dutch Airlines
55 Amsterdamseweg
Amstelveen
The Netherlands
+31 20 649 5137

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:

Jean-Marc Bardy Air France 45, rue de Paris 95747 Roissy-CDG Cedex France +33 1 41 56 78 00	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 20 7330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st floor New York, NY 10020 USA +1 212 610 6427	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th floor New York, NY 10105 USA +1 212 424 9000

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 5, 2004, by KLM Royal Dutch Airlines, a public limited liability stock corporation organized under the laws of the Netherlands (KLM), relating to the tender offer (the Offer) made by société Air France (Air France), a société anonyme incorporated under the laws of France, as set forth in a Tender Offer Statement filed by Air France on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), dated April 5, 2004 to exchange:

•	11 Air France shares and 10 Air France warrants for every 10 KLM ordinary shares, and

•	11 Air France American Depositary Shares (Air France ADSs), each of which will represent one Air France share, and 10 Air France American Depositary Warrants (Air France ADWs), each of which will represent one Air France warrant, for every 10 KLM New York registry shares.

     The Offer is being made pursuant to a framework agreement, dated October 16, 2003 (the Framework Agreement), by and between KLM and Air France. The Offer is described in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended to add the following:

     The information set forth in exhibit (a)(9) filed herewith is incorporated herein by reference.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

     (a)(9) Press release issued by KLM on April 18, 2004.

Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KLM Royal Dutch Airlines

By:	/s/ L.M. van Wijk L. M. van Wijk President and Chief Executive Officer

By:	/s/ R.A. Ruijter R. A. Ruijter Managing Director and Chief Financial Officer

Date: April 20, 2004

04/026

KLM STATEMENT

AMSTELVEEN, April 18, 2004 — The Board of Managing Directors of KLM Royal Dutch Airlines has decided not to accept the special synergy bonus as proposed by Air France.

The KLM Supervisory Board supports this decision.

AMS/DR/JCH